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ngreene@shearman.com	September 2, 2011
(212) 848-4668

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle Funds Arbitrage Opportunity Fund (the “Fund”)
File Nos. 033-63560 and 811-7762

Dear Mr. Eskildsen:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund filed with the Securities and Exchange Commission on June 21, 2011. Below, we describe the changes the Fund will make to the Registration Statement in response to the staff’s comments and also provide certain supplemental information you requested. You also made a number of comments of a purely clerical nature (e.g. changing singular to a plural, changing the SEC’s zip code, moving text from footnotes to the body, etc.), which we will incorporate without further discussion.

Capitalized terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.		Prospectus – Inside Cover Page

	1.	COMMENT: You commented that that we should remove the cover page reference naming John P. Arnhold and the Fund’s portfolio managers. You cited Item 1(a) as the basis for your comment.

RESPONSE: Item 1(a) specifies the permitted information on a cover page, but is not absolute. It leaves latitude by referring to “any additional information” that is not otherwise misleading, obscuring, etc. We believe our brief reference to the Chairman and President of the Adviser and to the two portfolio managers is the type of “additional information” permitted by this instruction. We respectfully prefer to retain the information as is.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Chad Eskildsen	September 2, 2011

II.		Prospectus – Summary of Terms – Fees and Expenses

2.

COMMENT: You noted that in the Fund’s Fees and Expenses table the Fund includes reference to a Service Fee as part of the same line-item as “Distribution (12b-1) Fees”. You asked whether the Service Fee is a part of the Fund’s 12b-1 distribution plan and, if not, said that we should incorporate it as part of “Other Expenses.”

RESPONSE: We confirm the Service Fee is part of the Fund’s 12b-1 Distribution Plan.

III.		Prospectus – Summary of Terms – Fees and Expenses

	3.	COMMENT: You commented that the figures in the hypothetical example table may be incorrect and should confirmed.

RESPONSE: After examination, the Fund’s accounting team believes no changes in their results are required. We will call you shortly to discuss the assumptions you followed in your calculations so that we can identify any differences in approach that might account for the different outcomes.

IV.		Prospectus – Summary of Terms – Principal Investment Strategies

4.

COMMENT: You asked that we explain why the Fund does not have a stated “80% of assets” investment restriction in accord with the names rule. You referred to a possible restriction focused on investments in companies engaged in or likely to engage in merger activity.

RESPONSE: That rule’s adopting release and the related Staff Q&A both draw a distinction between names that connote a “strategy” versus a “type of investment.” Examples of strategies noted in those sources include “growth,” “value,” and “tax sensitive.” We view the reference in the Fund’s name to “arbitrage” to likewise be strategy descriptive rather than as a reference to a type of investment. Barron’s Dictionary of Finance and Investment Terms appears to agree, with its primary definition of “arbitrage” being a verb that describes profiting in differences in price for the same or a similar asset across different markets. That definition also is specifically not limited to “merger arbitrage.” Nor is the Fund’s current disclosure limited in that way. Though we acknowledge that, in practice, the Fund’s initial focus will be merger arbitrage, we do not believe that the names rule should bind the Fund in that fashion.

Chad Eskildsen	September 2, 2011

5.

COMMENT: You commented that the disclosure of the Fund’s Principal Investment Strategies includes a statement that: “The Fund may invest in U.S. and non-U.S. securities.” You said that we should provide details on types of “securities” in which the Fund intends to invest.

RESPONSE: We will include the following parenthetical after the word “securities” in that statement – “(including equity, investment grade and non- investment grade debt, convertible securities and warrants)”.

6.

COMMENT: You commented that the Fund discloses that it may “trade in equity options and enter into equity swap agreements” and said that we should include a risk factor regarding these types of securities in the Principal Investment Risks section.

RESPONSE: The Fund will include a risk factor titled “Derivatives Risk” in the Principal Investment Risk section of the fund summary, which will read:

“Derivatives Risk — Futures contracts, options, swaps or other “derivatives,” including hedging strategies, present risks related to their volatility and risk of default by the counterparty to the contract.”

V.		Prospectus – Summary of Terms – Principal Investment Risks

7.

COMMENT: You commented that in the “Principal Investment Risks” section of the summary, we disclose several risks that do not correspond to a matched investment discussed in the “Principal Investment Strategy” section (you cited “Small and Medium Size Company Risk”, “Convertible Security Risk”, “Diversification Risk” and the disclosure in the second sentence of “Credit Risk”). You said we should either (a) include reference to these types of the investment activities in the “Principal Investment Strategies” or (b) delete the references to them as Principal Investment Risks.

RESPONSE: We will add a statement to the effect that the Fund may invest without regard to capitalization (size) of underlying issuers. As noted in our response #5 above, we also will add a reference to convertible securities and non- investment grade debt. We will add a reference to the effect that the Fund may invest in a limited number of issuers.

	8.	COMMENT: You asked us to reconsider whether it is appropriate to include “Repurchase Agreements Risk” as a principal risk.

Chad Eskildsen	September 2, 2011

RESPONSE: We have confirmed that the Fund initially expects to make limited use of repurchase agreements and, accordingly, will rely on SAI instead of prospectus disclosure of risks related to repurchase agreements.

9.

COMMENT: You noted the Fund’s disclosure that under a defensive strategy the Fund may temporarily hold some or all of its assets in cash, high-quality debt securities or money market instruments of U.S. or foreign issuers. You said this should be removed from the summary section of the Prospectus and included in Item 9.

RESPONSE: The Fund will make the requested change.

VI.		Prospectus – Summary of Terms – Investment Results

10.

COMMENT: You commented that performance data should be calculated and presented gross (not net) of the fee and expense waiver. You also commented that the performance data should not be retroactively adjusted to account for the going-forward expense profile and instead should take into account actual fees and expenses incurred by the Predecessor Fund

RESPONSE: We respectfully submit that we disagree with the suggested approach that the Fund should make adjustments of this kind only in cases when the resulting presentation does not show higher performance than it would on an unadjusted basis. With these adjustments, we believe investors realize a clearer understanding of the relationship between performance and fees and expenses than they would were they to see only the past performance divorced from the current fee and expense profile as your comment suggests. The prior expenses will not be those that investors purchasing under the Registration Statement will experience and should, at this point, simply be viewed as anachronisms – with the potential for more confusion than clarity.

We believe it would be especially anomalous not to adjust the Registration Statement presentation to address that neither the Fund nor its shareholders will be subject to an incentive-based fee, given the “see-saw” impact of that kind of fee and the rarity of these fees in the mutual fund context. Moreover, the prior incentive fee is a partner-level expense, rather than an expense of the Predecessor Fund itself. Borne by each individual partner separately, it reflects the investment performance of each individual investor in the fund and not necessarily the performance of the fund overall. For example, timings of redemptions and

Chad Eskildsen	September 2, 2011

subscription may impact individual investor performance and, therefore, the incentive fee can vary from partner to partner.

We further believe the concerns implicit in your comment should be addressed by our disclosing – as we have – that (a) we have restated the Predecessor Fund’s performance using the Fund’s current fee and expense structure, (b) had we not done so performance would be lower, and (c) that the Predecessor Fund was not subject to leverage, diversification, or other requirements of the Investment Company Act. While the SAI already includes disclosure that the Predecessor Fund was subject to an incentive fee, we will add disclosure to the Prospectus highlighting this difference in fee structure. Finally, we note that there is limited potential to “game the system” as a result of selective application of these adjustments in that this can be only a one-time reset. Registration as an investment company, by its nature, cannot be turned on and off.

Regarding your related comment that the Fund should not use the post-waiver expense ratio as the basis for these retroactive adjustments, we accept this suggestion and will recalculate the results accordingly. In any event, you will have seen from the performance table that the waiver under the at-launch expense cap amounts to only a single basis point so that, at least in this case, either approach results in substantially the same performance presentation.

11.	COMMENT: You asked us to provide supplemental responses to several questions regarding the Predecessor Fund. Specifically, you asked us to provide:

(a) a short history of the Predecessor Fund, (b) information regarding why FEIM chose to register the Predecessor Fund (c) information regarding whether all of the Predecessor Fund’s assets are being transferred to the Fund, (d) information regarding whether the Predecessor Fund’s assets and income could have passed the tests of Subchapter M had they been subject to them, and (e) information on whether FEIM is the adviser to any product similar to the Predecessor Fund and, if so, whether those products were considered for this conversion. In each case you said these responses would be for the Staff’s reference, but that you did not expect to see corresponding information added to the Registration Statement.

RESPONSE: We understand these questions to generally relate to concerns that the Staff has articulated about accounts that are “incubated” and then selectively picked for conversion to mutual funds.

(a) The Predecessor Fund’s duration, large size and meaningful investor base all should confirm that the Predecessor Fund’s operations have not been those of a

Chad Eskildsen	September 2, 2011

strategy incubator. The Predecessor Fund began operations in 1989 under the name Iolaire Investors Limited Partnership as a private investment partnership managed by the Adviser’s predecessor company. In each of the past 10 years, it has had at least 20 investors and net assets of at least $40 million. Net assets currently approximate $190 million.

(b) The rationale for converting the Predecessor Fund into a mutual fund is that FEIM wishes to reach the retail investor market with a product and strategy that FEIM knows and trusts. FEIM also believes the new Fund will be timely, as investors continue to look for strategies that offer more than long-only correlates to broad market volatility. Yes, such a product could be launched “from scratch.” But doing so when a conversion vehicle like the Predecessor Fund is available actually can be disadvantageous to investors, who lose the benefit of immediate operating scale (and attendant expense spreading potential). FEIM believes that the Predecessor Fund’s existing investor base derives certain benefits from the conversion as a result of a more advantageous fee structure, daily liquidity, regulatory framework and other positive aspects of a mutual fund. We also note that this type of transaction is not uncommon, and there are many other similar examples for other firms.

(c) All of the assets held by the Predecessor Fund as of the conversion date will be transferred to the Fund, except that it is possible that the Adviser will determine not to include certain litigation-related claims held by the Predecessor Fund that may be highly illiquid and difficult to transfer.

(d) While retroactive testing in this regard is inherently imprecise, the Fund’s accounting team believes, based on review of year-end financial statements for all performance periods shown, that the Predecessor Fund would have operated in substantial compliance with the Subchapter M asset and income tests had it been subject to those requirements.

(e) FEIM manages another unregistered fund that pursues generally the same strategy as the Predecessor Fund. However, that fund is an offshore vehicle and is intended primarily for non-U.S. persons, unlike a mutual fund that is intended for U.S. persons. FEIM also sub-advises a portion of a portfolio intended for non-U.S. persons sponsored by a third party. The Predecessor Fund’s history of operating as a pooled vehicle and its U.S. investor base make it the logical candidate for transitioning to a mutual fund

Chad Eskildsen	September 2, 2011

	12.	COMMENT: You asked why the Fund did not use the fees and expenses for Class C as the primary reference class, as the fees and expenses for Class C are the highest of the three share classes.

RESPONSE: The historic distribution model for FEIM mutual funds is such that most investors in its sponsored mutual funds become Class A shareholders. With Class A consistently the largest share class (and thus the class most representative of the investor experience), we believe it appropriate to use it as the reference class in this case. We note that the current investors in the Predecessor Fund will become Class I shareholders, so that Class I initially will be by far the largest share class, but we nonetheless concluded that Class A would be most appropriate. That is notwithstanding the lower Class I fee and expense profile.

	13.	COMMENT: You commented that the words “assumes reinvestment of dividend and distributions and” should be deleted from the final paragraph above the Calendar Year Total Return Chart as the instructions do not call for such disclosure.

RESPONSE: The Fund will make the requested change.

	14.	COMMENT: You commented that, to the extent possible, we should move information found in various footnotes up into the text of the relevant section.

RESPONSE: The Fund will make the requested changes.

VII.		Prospectus – Summary Information about the Arbitrage Opportunity Fund – Our Management Team

	15.	COMMENT: You commented that the instructions relating to this section do not require any discussion regarding the portfolio managers’ experience at the Adviser and that we should move this information out of the summary.

RESPONSE: The Fund will make the requested change.

VIII.		Prospectus – Summary Information about the Fund – Tax Information

	16.	COMMENT: You commented that the instructions relating to this section do not call for any discussion regarding how ordinary income dividends and capital gain distributions will be reinvested and that we should move this information out of the summary.

Chad Eskildsen	September 2, 2011

RESPONSE: The Fund will make the requested change.

IX.		Prospectus – More Information about the Fund’s Investments – Principal Investment Risks

	17.	COMMENT: You asked why the first sentence of this paragraph states that only “some” and not “all” the principal investment risks are disclosed in this section.

RESPONSE: We appreciate your comment, but are concerned that you may have misinterpreted our language. The sentence to which you refer states: “Some of the principal investment risks of the Fund are described below in greater detail than the Fund Summary.” (emphasis added) This section is thus intended to expand on certain risks already summarized in the summary section of the Fund’s prospectus. The use of the word “some” here does not imply that we have not discussed what the Fund believes to be all Principal Risks; it just notes that “some” of those risks have been selected for further explanation and discussion.

18.

COMMENT: You commented that “Risks of Foreign Investments” does not correspond to an investment type discussed in the “Principal Investment Strategy” section and that we should either include reference to these types of the investments in the “Principal Investment Strategies” or delete the risk disclosure.

RESPONSE: The rationale behind including this disclosure as a Principal Investment Risk stems from the statement in the Principal Investment Strategies section in the summary that: “The Fund may invest in U.S. and non-U.S. securities.”

X.		Prospectus – Fund Management – The Adviser

	19.	COMMENT: You commented that the instructions require the Adviser’s address in this section of the Prospectus.

RESPONSE: The Fund will make the requested change.

XI.		Prospectus – About Your Investment – How Fund Share Prices Are Calculated

	20.	COMMENT: You commented that the language regarding forward pricing is ambiguous.

Chad Eskildsen	September 2, 2011

RESPONSE: The Fund will add the following language as the second sentence of this section: “NAV for purchase or sale orders which are received by the Fund on any business day before the close of regular trading on the NYSE will be calculated as of that same day. If the purchase or sale request is received on a business day after the close of regular trading on the NYSE, or on a non-business day (weekend or financial market holiday), NAV will be calculated as of the close of regular trading on the next business day.”

XII.		Prospectus – About Your Investment – Purchasing Level-Load For Class C Shares

	21.	COMMENT: You commented that we should be clear whether the 0.25% service fee is included as part of the Rule 12b-1 Distribution Plan.

RESPONSE: As we confirmed above, the Service Fee which accompanies Class C Shares is a paid under the Rule 12b-1 Distribution Plan. We will amend language in this section of the Registration Statement accordingly.

XIII.		Statement of Additional Information (“SAI”) – Cover Page

	22.	COMMENT: You commented that in accordance with the instructions we should include ticker symbols for each class of shares of each fund named on the Cover Page.

RESPONSE: We will make the requested change, although the ticker symbols for the new Fund will not be available until closer to its public launch date.

XIV.		SAI – Investment Restrictions of the Arbitrage Opportunity Fund

	23.	COMMENT: You commented that restriction 4 could be read to say that the fund may, or may not, concentrate investments in a single industry and that we should provide a more definitive statement.

RESPONSE: As background, the relevant restriction states that the Fund may not concentrate its investments in any industry, unless a large percentage of mergers or other corporate events taking place are within one industry (for example, banking or telecommunications) over a given period of time. In drafting this policy, the Fund considered Staff guidance that objective criteria with limited discretion are permissible qualifiers to a concentration restriction. See, e.g., The First Australia Fund, Inc. (pub. avail. July 29, 1999) (noting “Section 8(b)(1) [of the Investment Company Act of 1940] permits a fund to implement a

Chad Eskildsen	September 2, 2011

concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement”). The Fund believes that its restriction above matches that standard, effectively dictating that the Fund will not be concentrated except when following market activity of the type that it has emphasized in the Registration Statement directs that outcome. We also note that the phraseology of the policy is similar to policies of other registered investment companies. See, e.g., The Arbitrage Fund, File Nos. 811-09815 and 333-30470, Rule 497 Definitive Prospectus filed with the SEC on October 15, 2010.

XV.		SAI – Independent Trustees

24.

COMMENT: You commented that in the Independent Trustee Table the last column titled “Other Directorships/Trusteeships held by Trustee” should include data for the last five years under a heading that notes the five-year period.

RESPONSE: The Fund will add the five-year reference to the heading of the last column of the chart and will incorporate any necessary updates in the biographies.

XVI.		SAI – Financial Statements

25.

COMMENT: You commented that we should include reference to the Semi-Annual Reports in the section titled “Financial Statements” given that the Semi-Annual Reports will be the most recent financial documents as of the date of the SAI.

RESPONSE: The Fund will make the requested change.

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Chad Eskildsen	September 2, 2011

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

/s/ Nathan J. Greene